



Ponderosa Beer and Books LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.25%

Target Raise Amount: $100,000

Offering End Date: June 25, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Ponderosa Beer and Books LLC

Founded: March 31, 2021

Address: 1225 Roeder Ave Ste 101
　　　　　　Bellingham, WA 98225

Industry: Drinking Places

Employees: 5

Website: https://ponderosabeerandbooks.com

Use of Funds Allocation:

If the maximum raise is met:

$94,000 (94.00%) – of the proceeds will go towards working capital- signage & outdoor seating improvement, marketing, & expansion of bottle club
$6,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 3,063 Followers





Business Metrics:

	FY22	FY23	YTD 3/31/2024
Total Assets	$136,068	$120,773	$111,399
Cash & Cash Equivalents	$1,714	$13,122	$8,147
Accounts Receivable	$0	$0	$0
Short-term Debt	$3,087	$38,061	$12,797
Long-term Debt	$0	$0	$37,824
Revenue	$88,912	$143,981	$37,538
Cost of Goods Sold	$37,802	$78,625	$16,443
Taxes	$0	$0	$0
Net Income	-$22,342	-$63,849	-$9,492

Recognition:

Ponderosa Beer and Books LLC (DBA Ponderosa Beer and Books) has become a popular stop for craft beer enthusiasts and hikers along the beautiful Bellingham waterfront. They hope by offering a rotating selection of beverage and food focused titles, they can break down some of the barriers around craft beer and help educate in an approachable way.

About:

Ponderosa Beer and Books LLC (DBA Ponderosa Beer and Books) brings a new type of beer bar to Bellingham, WA's beautiful waterfront with easy access to the city's most popular biking and walking trails. It has a diverse selection of beverage and food books to make the unknown approachable, inviting, and fun.

For more information, contact our Customer Support Team at support@thesmbx.com

